

July 29, 2015

Via E-mail
Anne Lee Benedict, Esq.
Chief Legal Officer
Summit Materials, Inc.
1550 Wynkoop Street, 3rd Floor
Denver, Colorado 80202

> **Re:** **Summit Materials, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 27, 2015**
> **File No. 333-205561**

Dear Ms. Benedict:

We have reviewed your amended registration statement and have the following comments.

Summary Historical Consolidated Financial and Other Data, page 20

1. It appears that you intend to present pro forma information for each of the three categories of the cash flow statement for fiscal year 2014 and the subsequent interim period. Please tell us the purpose for including these measures. Please also tell us the basis in the SEC rules and regulations for providing these measures.

2. We note your presentation of Lafarge Target Business EBITDA and Lafarge Target Business Adjusted EBITDA. Please address each of the following:
   - Help us understand why it is appropriate to present an operating performance measure that excludes corporate overhead expenses and other overhead costs.
   - Help us understand why it is appropriate to add EBTIDA related to sales of the third-party cement through the Davenport Terminals pursuant to a master supply agreement that you have concluded in response to comment 14 in our letter dated July 23, 2015, is "not part of the business [you] acquired."
   - Provide us with a comprehensive explanation of how you calculated the supply agreements adjustment to Lafarge Target Business EBITDA, as you note in your response to comment 7 in our letter dated July 23, 2015, Lafarge provided you with "historical sales volume and cost information…with respect to historical sales made under the Lafarge Supply Agreement that involved the Davenport Terminals in historical periods."
   - If you are presenting these measures for purposes of financial covenant compliance with your debt agreements, the presentation is to comply with the guidance in Question 102.09 of the Non-GAAP Financial Measures Compliance & Disclosure

Interpretations and should be presented within MD&A as part of your discussion and analysis of your compliance with your debt financial covenants rather than in this section of your Form S-1.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 55

3. Please expand the disclosure you included in sub-footnote (1) to footnote (e) provided in response to the 3rd bullet to comment 2 in our letter dated July 23, 2015, to disclose the major classes of assets acquired (i.e., the classes of property, plant and equipment and identifiable intangible assets). If you continue to lack the appropriate information to provide the provisional amounts for each of these major classes of assets acquired, please disclose this fact and provide a more comprehensive discussion of the specific information that you require to estimate the provisional amounts and then the final amounts within the one year measurement period. Please refer to ASC 805-10-25-13 through 25-18 for guidance.

4. Please expand footnote (j) to clarify what the adjustment to accounts payable represents and how it was calculated.

5. We note your response to comment 9 in our letter dated July 23, 2015, in which we note your statement that you intend to pay the deferred Davenport Acquisition purchase price with a portion of the net proceeds of the offering of shares of your Class A common stock. However, we do not note a placeholder footnote to adjust this line item under the Pro Forma Adjustments For This Offering column. Please advise.

6. We note your response to comment 6 in our letter dated July 23, 2015. Please tell us the amount of revenues and corresponding costs recognized for the Bettendorf terminal in your consolidated statements of operations for fiscal year 2014 and the first quarter of fiscal year 2015. If the amounts are material to your consolidated revenue and cost of revenue, please include a footnote disclosure of the amounts recognized in your historical financial statements for both periods presented with disclosure that the cement sold through the Bettendorf terminal historically are being sold through your other distribution terminals subsequent to the business combination transaction.

7. Please further expand the disclosures provided in response to comment 7 in our letter dated July 23, 2015 to clarify:
    - The historical sales volume used to estimate the revenue adjustment is the actual sales volume sold by Lafarge related to its master supply agreement during fiscal year 2014 and the first quarter of fiscal year 2015.
    - How you estimated the sales price applied to Lafarge's historical sales volume.
    - How the assumed inflation rate of 2.3% is factored into the revenue and cost pro forma adjustment.

- The freight costs included in the cost of revenue pro forma adjustment is not Lafarge' historical freight costs. Rather, the freight costs is a third party quoted rate you obtained and applied to the sales volume of cement.
- Explain why you used estimated sales prices and other assumed amounts in lieu of actual historical information and why you believe the estimates are appropriate under Rule 11-02(b)(6).

8. Please expand footnote (d) to both pro forma statements of operations to provide investors with sufficient information to recalculate the portion of the historical interest expense eliminated.

9. Please further expand your disclosures for footnote (g) to explain how you calculated the amount the ownership interest in Summit Holdings by the noncontrolling interest holders was applied to in calculating the $27.4 million adjustment to the interim statement and the $9.8 million adjustment to the annual statement.

Index to Financial Statements, page F-1

10. We note your response to comment 14 in our letter dated July 23, 2015, in which you concluded that the Lafarge Supply Agreement was appropriately excluded from the combined financial statements for the Davenport Acquisition, as the agreement is not part of the business Summit acquired. It is unclear how you arrived at this conclusion given that you have included an adjustment to include the revenues related to the Lafarge Supply Agreement in the pro forma condensed consolidated statement of operations. As noted by Article 11-01(d) of Regulation S-X, an acquired business' operations reflect the nature of the revenue-producing activity of the target business before and after the business combination transaction such that there is sufficient continuity of the acquired entity's operations prior to and after the transactions that provide investors with a material understanding of future operations. Therefore, we request that you provide us with a more comprehensive analysis as to why the historical portion of the Lafarge Supply Agreement sold through the seven Davenport Distribution Terminals is appropriately excluded from the financial statements required by Article 3-05 of Regulation S-X, or provide financial statements that include these operations.

You may contact Tracey Houser, Staff Accountant at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or me at (202) 551-3765 with any other questions.


Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director


cc: <u>Via E-mail</u>
   Edgar J. Lewandowski, Esq.
   Simpson Thacher & Bartlett LLP